UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 26, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer

Banco Santander (Brasil) S.A.

1Q12 BR GAAP Results

April 26th, 2012

Santander

DISCLAIMER

This presentation may contain certain forward-looking statements and information relating to Banco Santander (Brasil) S.A. ("Santander Brazil") and its subsidiaries that reflect the current views and/or expectations of Santander Brazil and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results ,performance or achievements, and may contain words like "believe", "anticipate", "expect", "estimate", "could", "envisage", "potential", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions.

We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brazil, or any of its subsidiaries, affiliates, shareholders, directors, officers, agents or employees be liable to any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages. In addition to factors identified elsewhere in this presentation, the following factors, among others, could cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers, and competitive conditions in the markets we serve; changes in economic, political and business conditions in Brazil; governmental interventions resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of products and our operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil, devaluation of the Real against the U.S. Dollar and interest rate fluctuations; present or future changes in laws and regulations; and our ability to maintain existing business relationships, and to create new relationships.

TABLE OF CONTENTS

MACROECONOMIC SCENARIO

GDP (Y-o-Y growth %)


5.2
-0.3
7.5
2.7
3.2
4.3
2008
2009
2010
2011
2012e
2013e

Interest Rate – Selic (%)


13.75
8.75
10.75
11.00
9.00
10.00
2008
2009
2010
2011
2012e
2013e

Inflation (IPCA %)


5.9
4.3
5.9
6.5
5.1
5.5
2008
2009
2010
2011
2012e
2013e

Exchange Rate (R$ / US$)


2.34
1.74
1.67
1.88
1.80
1.80
2008
2009
2010
2011
2012e
2013e

Source: Brazilian Central Bank, IBGE, Focus Research Forecast (April, 20).

TABLE OF CONTENTS

HIGHLIGHTS – 1Q12 vs. 4Q11

- Net profit grows 8%
- Loan portfolio and funding growing in line with the market
- Total revenues[1] increase 9%
- Increase of gross allowance for loan losses
- Balance Sheet strength : comfortable coverage ratios, capital and liquidity

1. Considers net interest income and fee and commission income.

TABLE OF CONTENTS

NET PROFIT[1]: Grows 7.5% in the quarter



R$ MM
-3.3%
7.5%
1,827
1,549
1,641
1,643
1,766
814
738
776
776
909
1,013
811
866
867
856
1Q11
2Q11
3Q11
4Q11
1Q12
Goodwill
Accounting Net Profit

In Reais

Profit/ share[2]	1Q11	2Q11	3Q11	4Q11	1Q12
	1.92	1.63	1.73	1.73	1.86

BR GAAP Criterion

1. Net profit with reversal of 100% of goodwill amortization from the acquisition of Banco Real.
2. Net profit (annualized) per Unit (50 Preferred Shares + 55 Common Shares)

Santander

RESULTS

Managerial Profit[1] (R$ Million)		1Q12	1Q11	Var. (%) YoY	Var. (%) QoQ
1	Net Interest Income	8,077	6,791	18.9%	9.5%
2	Allowance for Loan Losses	(3,091)	(2,142)	44.3%	35.8%
3	Fee and Commission Income	2,473	2,142	15.5%	6.7%
4	General Expenses[2]	(3,860)	(3,477)	11.0%	-1.2%
	Tax Expenses	(803)	(665)	20.8%	5.4%
	Other Operating Income/Expenses[3]	(858)	(644)	33.1%	6.1%
	PROFIT BEFORE TAXES	1,939	2,005	-3.3%	-0.3%
	Income Tax and Social Contribution	(143)	(160)	-10.9%	-47.3%
	Minority Interest	(31)	(18)	69.4%	1.5%
	MANAGERIAL NET PROFIT	1,766	1,827	-3.3%	7.5%

BR GAAP Criterion

1. Excludes 100% of the goodwill amortization expense and considers the tax effect hedge, credit recovery and other non-recurring events in the period
2. Administrative Expenses exclude 100% of the goodwill amortization expense, from the acquisition of Banco Real and personnel expenses includes profit sharing 3. Considers Other Operating Income (expenses) and Non-operating Profit

RESULTS

1 NET INTEREST INCOME

Net Interest Income Breakdown[1]

R$ MM


18.9%
9.5%
6,791
6,761
7,148
7,378
8,077
1,577
259
4,954
1,190
274
5,298
1,493
288
5,366
1,269
273
5,836
1,789
246
6,042
1Q11
2Q11
3Q11
4Q11
1Q12
Credit
Deposits
Others

NII with Clients and Interest Rates

Interest Rate (Quarter average) – Selic


1Q11
2Q11
3Q11
4Q11
1Q12
11.2%
11.9 %
12.2 %
11.3 %
10.3 %
12.1%
12.4%
11.9%
12.1%
12.4%
Credit Spread (%)
0.9%
0.9%
1.0%
0.9%
0.8%
Deposits Spread (%)
1Q11
2Q11
3Q11
4Q11
1Q12

BR GAAP Criterion

1. Excludes the tax effect and credit recovery

RESULTS

1.1 NET INTEREST INCOME– Loan Portfolio

Expanded Credit[1]

R$ Billion



18.2%
1.1%
179
185
200
209
211
1Q11
2Q11
3Q11
4Q11
1Q12



Corporate 32%
Individuals 33%
SMEs 17%
Consumer Finance 18%

Segment Breakdown*

R$MM	1Q12	1Q11	YoY (%)	QoQ (%)
Individuals	66,526	57,561	15.6%	1.4%
Consumer Finance	36,402	30,249	20.3%	2.3%
SMEs	33,083	26,381	25.4%	3.8%
Corporate	63,323	55,719	13.6%	-1.0%
Total	**199,333**	**169,911**	**17.3%**	**1.2%**
Other transactions	11,779	8,733	34.9%	0.0%
Expanded Portfolio[1]	**211,113**	**178,643**	**18.2%**	**1.1%**
Organic Expanded Portfolio[2]	**208,124**	**174,539**	**17.7%[3]**	**1.7%[3]**

BR GAAP Criterion

(*) Loans by segment for the year 2011 have been reclassified for comparison purposes with the current period, due to re-segmentation of clients occurred in 1Q12
1. Includes other Credit Risk Transactions with customers (Debenture, FIDC, CRI, Floating Rate Notes and Promissory Notes) and portfolios acquired from other banks.
2. Does not consider payroll portfolio acquired from other banks and includes sell of mortgage portfolio. 3. Excludes exchange rates variation.

RESULTS

2 ALLOWANCE FOR LOAN LOSSES



4.3%
4.4%
4.7%
4.7%
5.0%
YoY Var.
QoQ Var.
2,142
2,551
2,489
2,277
3,091
+44.3%
+35.8%
2,745
2,971
2,981
2,825
3,424
+24.7%
+21.2%
(604)
(421)
(492)
(548)
(334)
-44.7%
-39.1%
1Q11
2Q11
3Q11
4Q11
1Q12
Gross Allowance for Loan Losses
Income from recovery of written off loans
Credit Cost²

Critério BR GAAP

1. Credit Cost: Twelve months accumulated allowance for Loan Losses / Twelve months average credit portfolio including guarantees

RESULTS

2 ALLOWANCE FOR LOAN LOSSES – Credit Indicators

NPL Over 60 days[1]

NPL Over 90 days[2]


7.3%
7.9%
8.0%
8.4%
8.4%
5.0%
5.2%
5.3%
5.5%
5.7%
3.0%
2.9%
2.9%
2.9%
3.2%
1Q11
2Q11
3Q11
4Q11
1Q12
5.9%
6.4%
6.5%
6.8%
6.7%
4.0%
4.3%
4.3%
4.5%
4.5%
2.4%
2.5%
2.3%
2.4%
2.4%
1Q11
2Q11
3Q11
4Q11
1Q12
Corporate
Individuals
Total

BR GAAP Criterion

1. Non-performing loans over 60 days / total loans BR GAAP
2. Non-performing loans over 90 days / total loans BR GAAP

RESULTS

3 FEES AND COMMISSION INCOME


Total[1]
15.5%
6.7%
2,142
2,234
2,255
2,319
2,473
1Q11
2Q11
3Q11
4Q11
1Q12

Breakdown of Fee and Commission Income

R$ Million	1Q12	1Q11	YoY (%)	QoQ (%)
Lending Operations	272	221	23.4%	-8.3%
Current Account	393	357	10.2%	-1.8%
Insurance	460	449	2.4%	68.7%
Collection Services[2]	171	146	17.2%	-8.2%
Cards[3]	646	473	36.7%	6.8%
Asset Management[4]	327	315	3.7%	1.9%
Securities Brokerage and Placement	87	85	3.1%	-18.3%
Others	117	97	21.1%	-10.0%
TOTAL	**2,473**	**2,142**	**15.5%**	**6.7%**

BR GAAP Criterion

1. Includes fee and commission income;
2. Includes collection and bill;
3. Includes acquiring services; 4. Includes income from funds and consortia

Santander

RESULTS

4 GENERAL EXPENSES

General Expenses[1]

R$ Million


11.0%
-1.2%
3,477
3,470
3,575
3,908
3,860
308
324
327
374
397
1,661
1,614
1,654
1,819
1,824
1,508
1,532
1,594
1,714
1,639
1Q11
2Q11
3Q11
4Q11
1Q12
Administrative
Personnel
Depreciation and Amortization

Breakdown of Expenses

R$ Million	1Q12	1Q11	YoY (%)	QoQ (%)
Administrative	1,639	1,508	8.7%	-4.4%
Personnel	1,824	1,661	9.8%	0.3%
Subtotal	**3,463**	**3,169**	**9.3%**	**-2.0%**
Depreciation and Amortization	397	308	28.7%	6.0%
Total	**3,860**	**3,477**	**11.0%**	**-1.2%**

Additional Information

Branches	2,360	2,232	128	5
Employees	55,053	54,375	678	489

BR GAAP Criterion

1. Administrative Expenses exclude 100% of the goodwill amortization expense, from the acquisition of Banco Real and personnel expenses includes profit sharing

RATIOS

Efficiency Ratio[1] (%)


45.9%
46.6%
45.9%
48.6%
43.6%
1Q11
2Q11
3Q11
4Q11
1Q12

Recurrence[2] (%)


61.6%
64.4%
63.1%
59.3%
64.1%
1Q11
2Q11
3Q11
4Q11
1Q12

ROAA[3] (%)


2.0%
1.6%
1.6%
1.6%
1.8%
1Q11
2Q11
3Q11
4Q11
1Q12

ROAE[4] (%)


16.2%
13.6%
14.0%
13.5%
14.2%
1Q11
2Q11
3Q11
4Q11
1Q12

BR GAAP Criterion

1. General Expenses / (NII + Fees and Commission Income + Tax Expenses + Other Oper. Income (expense); 2. Fee and Commission Income / General Expenses. 3. Return on average asset annualized excluding 100% of the goodwill amortization expense from the acquisition of Banco Real 4. Return on annualized average equity excluding 100% of the goodwill amortization expense from the acquisition of Banco Real.

Santander

ASSETS AND EQUITY

Assets[1] – R$ Billion


4.7%
-1.8%
382
407
400
1Q11
4Q11
1Q12

Equity[1] – R$ Billion


10.7%
2.9%
45.6
49.0
50.4
1Q11
4Q11
1Q12

BR GAAP Criterion

1. Excludes 100% of the goodwill amortization expense from the acquisition of Banco Real, that in 1Q11 was R$ 20 billion, 4Q11 R$ 17 billion and 1Q12 R$ 16 billion.

RATIOS

Coverage Ratio over 90 days[1]


142.2%
136.8%
134.5%
1Q11
4Q11
1Q12

BIS Ratio[2]


28.9%
2.9%
26.0%
24.8%
2.3%
22.5%
24.0%
2.2%
21.8%
1Q11
4Q11
1Q12
Tier I
Tier II

BR GAAP Criterion

1. Allowance for loan losses / (non-performing loans over 90 days plus loans with high default risk);
2. BIS Ratio as of Brazilian Central Bank. Excluding the goodwill amortization: 22.7% on Mar/11, 19.9% on Dec/11 and 19.8% on Mar/12.

Santander

FUNDING

R$ Billion	1Q12	1Q11	YoY%	QoQ%
Demand Deposits + Savings Deposits	35.7	45.1	-21%	-3%
Time Deposits + Debentures[1]	127.6	110.0	16%	5%
Treasury Notes (*Letras Financeiras*)	25.8	10.9	137%	26%
Funding From Clients (A)	**189.2**	**166.0**	**14%**	**6%**
(-) Reserve Requirements	(42.2)	(42.6)	-1%	-6%
Borrowing and Onlendings	10.1	11.4	-12%	-2%
Subordinated Debt	11.2	10.0	12%	3%
Offshore Funding	23.4	20.7	13%	-5%
Total Funding (B)	**191.6**	**165.5**	**16%**	**7%**
Assets Under Management	121.0	115.4	5%	7%
Total Funding + AUM	**312.6**	**280.9**	**11%**	**7%**
Total Credit (C)	199.3	170.0	17%	1%
C/ B (%)	104%	103%	-	-
C / A (%)	105%	102%	-	-

BR GAAP Criterion

1. Includes Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA).

TABLE OF CONTENTS

FINAL REMARKS – 1Q12 vs. 4Q11

- Net profit grows 8%
- Loan portfolio and funding grow slightly above the peers
  - Loan Portfolio grows 1.7%[1]
  - Funding from clients grow 5.5%
- Revenues growth
  - Total revenues[2] grow 9%
  - Efficiency ratio presents 5.0 p.p. of improvement
- Higher allowance for loan losses: +36%
  - Flat NPL over 90 days
  - Higher gross allowance from loan losses
- Balance sheet strength
  - BIS Ratio 24.0%
  - Coverage ratio reaches 134.5%

1. Organic expanded portfolio. Excludes exchange rates variation.
2. Considers net interest income and fee and commission income

TABLE OF CONTENTS

Annexes – BR GAAP

RESULTS

Managerial[1] – Accumulated (R$ million)

Managerial Financial Statement (R$ Million)	1Q12	1Q11	Var. YoY Abs.	Var. YoY %
NET INTEREST INCOME	**8,077**	**6,791**	**1,287**	**18.9%**
Allowance for Loan Losses	(3,091)	(2,142)	(949)	44.3%
NET INTEREST INCOME AFTER LOAN LOSSES	**4,987**	**4,649**	**337**	**7.3%**
Fee and Commission Income	2,473	2,142	332	15.5%
General Expenses	(3,860)	(3,477)	(383)	11.0%
Personnel Expenses + Profit Sharing	(1,824)	(1,661)	(163)	9.8%
Administrative Expenses	(2,036)	(1,816)	(220)	12.1%
Tax Expenses	(803)	(665)	(138)	20.8%
Investments in Affiliates and Subsidiaries	0	1	(1)	n.a.
Other Operating Income (Expenses)	(901)	(688)	(213)	31.0%
OPERATING INCOME	**1,897**	**1,962**	**(65)**	**-3.3%**
Non Operating Income	43	43	(1)	-1.2%
INCOME BEFORE TAXES	**1,939**	**2,005**	**(66)**	**-3.3%**
INCOME TAX AND SOCIAL CONTRIBUTION TAX	(143)	(160)	17	-10.9%
MINORITY INTEREST	(31)	(18)	(13)	69.4%
NET PROFIT	**1,766**	**1,827**	**(61)**	**-3.3%**

BR GAAP Criterion

1. Excludes 100% of the goodwill amortization expense and considers the tax effect hedge, credit recovery and other non-recurring events in the period

RESULTS

Managerial[1] – Quarterly (R$ million)

Managerial Financial Statement (R$ Million)	1Q11	2Q11	3Q11	4Q11	1Q12
NET INTEREST INCOME	**6,791**	**6,761**	**7,148**	**7,378**	**8,077**
Allowance for Loan Losses	(2,142)	(2,551)	(2,489)	(2,277)	(3,091)
NET INTEREST INCOME AFTER LOAN LOSSES	**4,649**	**4,211**	**4,659**	**5,101**	**4,987**
Fee and Commission Income	2,142	2,234	2,255	2,319	2,473
General Expenses	(3,477)	(3,470)	(3,575)	(3,908)	(3,860)
Personnel Expenses + Profit Sharing	(1,661)	(1,614)	(1,654)	(1,819)	(1,824)
Administrative Expenses	(1,816)	(1,856)	(1,921)	(2,088)	(2,036)
Tax Expenses	(665)	(733)	(799)	(762)	(803)
Investments in Affiliates and Subsidiaries	1	1	(1)	3	0
Other Operating Income (Expenses)	(688)	(810)	(815)	(905)	(901)
OPERATING INCOME	**1,962**	**1,432**	**1,724**	**1,848**	**1,897**
Non Operating Income	43	125	41	97	43
INCOME BEFORE TAXES	**2,005**	**1,557**	**1,765**	**1,945**	**1,939**
INCOME TAX AND SOCIAL CONTRIBUTION TAX	(160)	8	(108)	(271)	(143)
MINORITY INTEREST	(18)	(16)	(16)	(30)	(31)
NET PROFIT	**1,827**	**1,549**	**1,641**	**1,643**	**1,766**

BR GAAP Criterion

1. Excludes 100% of the goodwill amortization expense and considers the tax effect hedge, credit recovery and other non-recurring events in the period

BALANCE SHEET

Assets (R$ million)

Assets	Mar-11	Jun-11	Sep-11	Dec-11	Mar-12
Current Asset and Long-term Assets	**374,580**	**398,142**	**410,671**	**398,671**	**391,458**
Cash and Cash Equivalents	4,100	4,231	4,587	4,471	5,658
Interbank Investments	21,001	22,896	24,780	25,485	29,220
Securities and Derivative Financial Instrument	92,802	104,642	73,968	74,616	62,870
Interbank Accounts	44,094	46,266	45,730	45,258	44,098
Interbranch Accounts	37	20	10	1	3
Lending Operations	160,226	165,023	176,965	185,064	187,355
- Lending Operations	169,911	175,837	188,389	197,062	199,333
- Allowance for Loan Losses	(9,685)	(10,814)	(11,423)	(11,998)	(11,979)
Other Receivables	50,992	53,535	59,348	62,600	60,798
Other Assets	1,328	1,529	25,282	1,177	1,457
Permanent Assets	**27,173**	**26,514**	**25,229**	**25,055**	**24,172**
Investments	89	67	72	69	40
Fixed Assets	4,496	4,490	4,609	4,935	4,951
Intangibles	22,588	21,958	20,549	20,051	19,181
- Goodwill	27,978	28,013	27,023	27,031	27,037
- Others	(5,390)	(6,056)	(6,474)	(6,981)	(7,856)
Total Assets	**401,753**	**424,656**	**435,900**	**423,726**	**415,630**
Total Assets (excluding goodwill)	**382,157**	**405,798**	**418,550**	**407,152**	**399,965**

BR GAAP Criterion

BALANCE SHEET

Liabilities and Equity (R$ million)

Liabilities and Equity	Mar-11	Jun-11	Sep-11	Dec-11	Mar-12
Current Liabilities and Long-Term Liabilities	**336,082**	**359,451**	**369,891**	**357,597**	**348,961**
Deposits	119,684	121,677	119,920	121,798	122,907
Demand Deposits	14,901	14,073	13,869	13,537	11,817
Saving Deposits	30,195	30,299	30,271	23,293	23,922
Interbank Deposits	2,084	2,283	2,370	2,870	2,953
Time Deposits	71,653	75,021	73,411	82,097	84,214
Other Deposits	851	-	-	-	-
Money Market Funding	66,405	74,813	72,047	78,036	66,548
Funds from Acceptance and Issuance of Securities	27,584	33,403	39,285	39,933	47,406
Interbank Accounts	1,305	1,653	1,580	8	1,530
Interbranch Accounts	1,801	1,490	1,253	2,013	1,195
Borrowings	12,213	13,379	16,163	14,822	13,108
Domestic Onlendings - Official Institutions	11,444	11,261	11,113	10,222	10,063
Foreign Onlendings	1,002	990	1,199	1,077	499
Derivative Financial Instruments	4,819	5,177	6,502	4,683	3,805
Other Payables	89,638	95,415	100,629	84,799	81,699
Deferred Income	187	193	201	207	202
Minority Interest	504	520	536	551	564
Equity	65,167	64,684	65,473	65,579	66,105
Total Liabilitities and Equity	**401,753**	**424,656**	**435,900**	**423,726**	**415,630**
Equity (excluding goodwill)	**45,571**	**45,826**	**48,123**	**49,005**	**50,440**

BR GAAP Criterion

BALANCE SHEET

Loan Portfolio by Product[1]

R$ Million	1Q12	1Q11	Var. YoY	4Q11	Var. QoQ
Individuals					
Leasing / Auto Loans	2,326	2,466	-5.7%	2,277	2.2%
Credit Card	13,798	10,758	28.3%	14,144	-2.5%
Payroll Loans[2]	15,194	14,305	6.2%	15,142	0.3%
Mortgage (*)	9,518	7,109	33.9%	9,331	2.0%
Agricultural Loans	2,516	2,710	-7.2%	2,492	0.9%
Personal Loans / Others	23,175	20,212	14.7%	22,234	4.2%
Total	**66,526**	**57,561**	**15.6%**	**65,620**	**1.4%**
Corporate					
Leasing / Auto Loans	3,149	2,941	7.1%	3,029	4.0%
Real Estate	6,525	5,700	14.5%	6,280	3.9%
Trade Finance	16,680	20,911	-20.2%	17,749	-6.0%
On-lending	9,026	7,738	16.6%	9,070	-0.5%
Agricultural Loans	1,748	1,991	-12.2%	1,909	-8.4%
Working Capital / Others	59,278	42,819	38.4%	57,812	2.5%
Total	**96,406**	**82,101**	**17.4%**	**95,848**	**0.6%**

(*) In 1Q12, a portfolio amounting R$ 615 mln was reclassified from Mortgages to Individuals to Others within the segment Corporate. Excluding such reclassification, the mortgage portfolio growth for individuals would have increased 9.2% in the quarter and Others within the segment Corporate would have increased by 1.5 %.

BR GAAP Criterion

1. Individuals and corporate loan portfolios do not include consumer finance loan portfolio.
2. Includes Payroll Loan acquired portfolio. Excluding acquired portfolio, the growth in twelve months was 26.1% and 5.0% in the quarter.

Santander

RESULTS

IFRS vs. BR GAAP: Reconciliation

R$ Million	1Q12	1Q11
NET PROFIT - BR GAAP	856	1,013
Reversal of Goodwill Amortization	909	814
MANAGERIAL NET PROFIT - BR GAAP	1,766	1,827
Impairment on Loans and Receivables	(27)	226
Others	(15)	18
NET PROFIT - IFRS	1,723	2,071

Investor Relations (Brazil)
Avenida Juscelino Kubitschek, 2.235, 12º andar
São Paulo | SP | Brasil | 04543-011
Phone: 55 11 3553-3300
Fax. 55 11 3553-7797
e-mail: ri@santander.com.br